Room 4561

August 25, 2006

Mr. Robert F. Olson
Chairman of the Board, President and
 Chief Executive Officer
Stellent, Inc.
7500 Flying Cloud Drive, Suite 500
Eden Prairie, MN 55344

      Re: Stellent, Inc.
             Form 10-K for Fiscal Year Ended March 31, 2005
             Filed June 14, 2005
             File No. 000-19817

Dear Mr. Olson:

We have completed our review of your Form 10-K for the year ended March 31, 2005 and have no further comments at this time.

          Very truly yours,

          Brad Skinner
          Accounting Branch Chief